# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Local Bounti Corporation, CIK 0001840780
CUSIP: 53960E106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840
Date of event which requires filing of this statement: 08/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-032681
Filed by CIK 0001896477
Persons authorized to receive notices and communications: Rebecca E. Renzas, CHS Management Group, LLC, PO Box 2226, Palm Beach, Florida (FL), 33480, (561) 532-4007

## Reporting persons
- Live Oak Ventures, LLC (CIK 0001896477): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 858,284; shared dispositive power 858,284; aggregate amount beneficially owned 858,284 (3.9% of the class)
  Comment: Row 13:
  
  Based on 22,103,180 shares of common stock ("Common Stock") of Local Bounti Corporation (the "Company") outstanding as of August 1, 2025, based upon information provided by the Company to the Reporting Person.
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 282,112; shared dispositive power 282,112; aggregate amount beneficially owned 282,112 (1.3% of the class)
  Comment: Rows 8, 10:
  
  Includes 10,758 shares of Common Stock held by Olive Street Ventures, LLC ("Olive Street") of which The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (the "Trust") may be deemed to retain a beneficial interest. The Trust disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street.
  
  Row 13:
  
  Based on 22,103,180 shares of Common Stock outstanding as of August 1, 2025, based upon information provided by the Company to the Reporting Person.
- Charles R. Schwab (CIK 0000923738): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 13,361,427; shared dispositive power 13,361,427; aggregate amount beneficially owned 13,361,427 (59.9% of the class); the aggregate amount excludes certain shares
  Comment: Rows 8, 10:
  
  Includes: (i) 858,284 shares of Common Stock held by Live Oak Ventures, LLC ("Live Oak") of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (ii) 10,758 shares of Common Stock held by Olive Street, for which Mr. Schwab and his spouse Helen O. Schwab, as trustees of the Trust, may be deemed to share voting and dispositive power; (iii) 12,217,094 shares of Common Stock held by U.S. Bounti, LLC ("U.S. Bounti"), including 221,031 shares of Common Stock issuable upon exercise of the Note (as defined below) or the Warrant (as defined below) within 60 days of the date hereof, of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (iv) 48,909 shares of Common Stock held by the Trust for which Mr. Schwab is acting as sole trustee; and (v) 222,445 shares of Common Stock held by the Trust, for which Mr. Schwab and his spouse Helen O. Schwab act as co-trustees. Mr. Schwab disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street.
  
  Row 11:
  
  Excludes 4,328,969 aggregate shares of Common Stock issuable upon exercise of the Note and the Warrant, the issuance of which is subject to stockholder approval. See Item 3.
  
  Row 13:
  
  Based on 22,103,180 shares of Common Stock outstanding as of August 1, 2025, based upon information provided by the Company to the Reporting Person.
- U.S. Bounti, LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 12,221,031; shared dispositive power 12,221,031; aggregate amount beneficially owned 12,221,031 (54.7% of the class); the aggregate amount excludes certain shares
  Comment: Row 11:
  
  Excludes 4,328,969 aggregate shares of Common Stock issuable upon exercise of the Note and the Warrant, the issuance of which is subject to stockholder approval. See Item 3.
  
  Row 13:
  
  Based on 22,103,180 shares of Common Stock outstanding as of August 1, 2025, based upon information provided by the Company to the Reporting Person.
- Charles R. Schwab, Jr. (CIK 0001125972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 500,000; sole dispositive power 500,000; aggregate amount beneficially owned 500,000 (2.3% of the class)
  Comment: Row 13:
  
  Based on 22,103,180 shares of Common Stock outstanding as of August 1, 2025, based upon information provided by the Company to the Reporting Person.
- Michael Molnar (CIK 0002063127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 69,592; sole dispositive power 69,592; aggregate amount beneficially owned 69,592 (0.3% of the class)
  Comment: Row 13:
  
  Based on 22,103,180 shares of Common Stock outstanding as of August 1, 2025, based upon information provided by the Company to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Local Bounti Corporation
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on April 7, 2025 (as amended to date, the "Schedule 13D"), relating to the shares of Common Stock of the Company. This Amendment No. 2 is being filed to reflect the entry into the August 2025 Purchase Agreement described in Item 3 by certain of the Reporting Persons, and the corresponding issuance of the Note (as defined below) and the Warrant (as defined below), and the resultant change in the percentage of shares of Common Stock previously reported by certain of the Reporting Persons. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

Convertible Note and Warrant Purchase Agreement

On August 1, 2025, the Company and U.S. Bounti entered into a convertible note and warrant purchase agreement (the "August 2025 Purchase Agreement") pursuant to which U.S. Bounti acquired (i) a convertible note with an initial principal balance of $10,000,000 (the "Note") and (ii) a Common Stock purchase warrant (the "Warrant") pursuant to which U.S. Bounti has the right to purchase and acquire 550,000 shares of Common Stock, for a combined purchase price of $10,000,000 (collectively, the "August 2025 PIPE Investment"). These purchases were funded using cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

(a) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(c) Except as described herein, none of the Reporting Persons has had any transactions in the Common Stock since the filing of Amendment No. 1 to the Schedule 13D on June 16, 2025.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Convertible Note and Warrant Purchase Agreement

The Note bears interest at a rate of 6.0% per year, commencing on the date of the initial issuance of the Note (the "Issuance Date"). Interest will accrue semi-annually on each June 30 and December 31, commencing December 31, 2025 (each, a "PIK Interest Payment Due Date"), and will be payable semi-annually in arrears on each PIK Interest Payment Due Date by automatically increasing the principal amount of the Note by the amount of such interest (with such increased amount thereafter accruing interest as well) on each PIK Interest Payment Due Date ("PIK Interest").

From time to time after the third anniversary of the Issuance Date, interest may be payable quarterly in arrears in cash on each March 31, June 30, September 30 and December 31, commencing December 31, 2028 (each, a "Cash Interest Payment Due Date"), in each case, in an amount equal to interest accrued during the quarter ending on such Cash Interest Payment Due Date, so long as certain conditions are met as set forth in the Note.

During the term of the Note, the Note will be convertible into shares of Common Stock from time to time at the option of U.S. Bounti, upon delivery on one or more occasions of a written notice to the Company electing to convert all or any portion of the Note Obligations Amount (as defined in the Note). The initial conversion price of the Note is $2.50 per share of Common Stock (the "Conversion Price"). The Conversion Price is subject to adjustment for stock splits, dividends or distributions, recapitalizations or similar transactions.

On the fourth anniversary of the Issuance Date, fifty percent (50%) of the Note Obligations Amount will be automatically converted into shares of Common Stock at the Conversion Price. The remaining fifty percent (50%) of the Note Obligations Amount will be automatically converted into shares of Common Stock at the Conversion Price on August 1, 2030, the maturity date of the Note. Notwithstanding the foregoing, however, fifty percent (50%) of the Note Obligations Amount may be payable in cash on the fourth anniversary of the Issuance Date, with the remaining fifty percent (50%) of the Note Obligations Amount repaid in cash on the maturity date of the Note, so long as certain conditions are met as set forth in the Note.

Conversion of the full initial principal amount of the Note would result in the issuance of 4,000,000 shares of Common Stock if converted at $2.50 per share, which amount is subject to increase by any PIK Interest that is added to the outstanding principal under the terms of the Note.

The August 2025 Purchase Agreement includes customary representations, warranties and covenants and sets forth certain events of default upon which the Note may be declared immediately due and payable. The Note is subordinated to the obligations under the Credit Agreement, originally dated as of September 3, 2021 and as amended, restated, supplemented or otherwise modified to date, by and among Local Bounti Operating Company LLC, a Delaware limited liability company ("Opco"), each subsidiary of Opco identified as a "Borrower" therein, and Cargill Financial Services International, Inc., a Delaware corporation.

The Warrant is exercisable immediately at an exercise price of $0.125 per share of Common Stock and will expire 10 years from the initial exercise date.

Pursuant to the terms of the August 2025 Purchase Agreement, U.S. Bounti will not have the right to receive, upon conversion of the Note or exercise of the Warrant, any shares of Common Stock if the issuance of such shares of Common Stock would exceed 1% of the issued and outstanding Common Stock as of August 1, 2025, except that such limitation will not apply after the date that stockholder approval is obtained and deemed effective, as required by the rules and regulations of the New York Stock Exchange (the "Required Stockholder Approval"). The Company is required to seek the Required Stockholder Approval at a special stockholders meeting within three months of the closing of the August 2025 PIPE Investment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 5. Convertible Note by and between Local Bounti Corporation and U.S. Bounti, LLC (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on August 4, 2025).

Exhibit 6. Common Stock Purchase Warrant issued by Local Bounti Corporation to U.S. Bounti, LLC (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the SEC on August 4, 2025).

Exhibit 7. Convertible Note and Warrant Purchase Agreement, dated August 1, 2025, by and between Local Bounti Corporation and U.S. Bounti, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on August 4, 2025).

## Signatures
- Live Oak Ventures, LLC: /s/ Charles R. Schwab, Charles R. Schwab/Manager (08/05/2025)
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: /s/ Charles R. Schwab, Charles R. Schwab/Trustee (08/05/2025)
- Charles R. Schwab: /s/ Charles R. Schwab, Charles R. Schwab (08/05/2025)
- U.S. Bounti, LLC: /s/ Charles R. Schwab, Charles R. Schwab/Manager (08/05/2025)
- Charles R. Schwab, Jr.: /s/ Charles R. Schwab, Jr., Charles R. Schwab, Jr. (08/05/2025)
- Michael Molnar: /s/ Michael Molnar, Michael Molnar (08/05/2025)